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:D STATES
:CHANGE COMMISSION
.on, D.C. 20549

SEC FILE NUMBER
8- 51489

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001

FEB 27 2002
340

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vision Investment Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 West 22nd Street, Suite 820

(No. and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James O. Bacon 630-684-0290
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe, Chizek and Company LLP
(Name - *if individual, state last, first, middle name)*

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02

OATH OR AFFIRMATION

I, James O. Bacon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vision Investment Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President
Title


OFFICIAL SEAL
KERRY I. BLEUHER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-12-2003

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISION INVESTMENT SERVICES, INC.
Oak Brook, Illinois

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

CONTENTS


CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Vision Investment Services, Inc.
Oak Brook, Illinois

We have audited the accompanying consolidated statement of financial condition of Vision Investment Services, Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vision Investment Services, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
February 7, 2002

Vision Investment Services, Inc.

Consolidated Statement of Financial Condition

December 31, 2001

		2001
Assets		
Cash	$	540,000
Deposit at clearing broker		25,000
Receivables:		
Dealer		19,000
Customer		15,000
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $179,000)		74,000
Other assets		72,000
Total assets	$	745,000

Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	221,000
Accrued expenses and other liabilities		69,000
Total liabilities		290,000
Stockholder's equity		
Common stock $10 par value; 10,000 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		4,050,000
Retained earnings (deficit)		(3,596,000)
Total stockholder equity		455,000
Total liabilities and stockholder equity	$	745,000

See accompanying notes to consolidated financial statement.

Vision Investment Services, Inc.

Notes to Consolidated Financial Statement

December 31, 2001

1) Summary of Significant Accounting Policies and Nature of Business

Nature of Business

The consolidated financial statements include the accounts of Vision Investment Services, Inc. and its wholly owned subsidiaries, Vision Asset Management, Inc. and Vision Insurance Services, Inc., (together referred to as "the Company"). All material intercompany accounts and transactions have been eliminated in the consolidation. Vision Investment Services, Inc. is a wholly owned subsidiary of South Holland Trust & Savings Bank (the Bank), which in turn, is a wholly owned subsidiary of South Holland Bancorp, Inc. (Bancorp).

As part of an internal reorganization in 2001, Vision Insurance Services, Inc. became a wholly-owned subsidiary of Vision Investment Services, Inc. Prior to the internal reorganization, Vision Insurance Services, Inc. was a wholly-owned subsidiary of the Bank. As part of the reorganization, the Bank contributed its $26,000 investment in Vision Insurance Services, Inc. to Vision Investment Services, Inc.

Vision Investment Services, Inc., a registered broker and dealer in securities under the Securities Exchange Act of 1934, is an introducing broker/dealer in the purchase and sale of securities. Vision Investment Services, Inc. clears through another broker/dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Accordingly, Vision Investment Services, Inc. meets the exemptive provisions of SEC Rule 15c3-3, per section (k)(2)(ii). Vision Investment Services, Inc. and Vision Insurance Services, Inc. are both insurance agencies that sell annuities and insurance policies. Vision Asset Management, Inc., a registered investment advisor under the Investment Advisers Act of 1940, provides investment advice to the Bank.

The Company's main office is in Oak Brook, Illinois. The Company also has a branch office in Bloomington, Illinois. Most of the Company's revenues are generated by commissioned sales representatives located at financial institutions (commercial banks and thrifts). Commissions earned on the sale of securities and insurance products are split with the sales representatives and participating financial institutions.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the sum of the years digits method over the estimated useful lives of the related assets. The useful lives of all furniture, equipment and leasehold improvements range from 3 to 5 years.

Income Taxes

Bancorp elected to be taxed as an "S" corporation under the Internal Revenue Code effective January 1, 1998. Therefore, the net income or loss of the Company is included in the individual income tax returns of Bancorp's stockholders for federal and state income tax purposes. The Company is subject to the 1.5% Illinois replacement tax on its taxable income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Rounding

Except for share data, dollar amounts are rounded to thousands.

2) Related-party Transactions

The Company maintains operating cash accounts at the Bank. At December 31, 2001 the Company had $531,000 in these accounts. In addition, the Company's payroll and benefits are processed bi-weekly through the Bank's payroll service provider. The Company remits payment to the Bank for its payroll.

The Company is dependent on the Bank for capital contributions on an as needed basis.

3) Benefit Plans

The Company participates in the Bank's 401(k) retirement plan and its medical health insurance plan that cover substantially all employees. The 401K contribution of the Company is limited to 50% of each employee's contribution to a maximum of 6% of salary.

Vision Investment Services, Inc.

Notes to Consolidated Financial Statement

December 31, 2001

4) Commitments

The Company leases office space in Oakbrook, Illinois and Bloomington, Illinois under noncancelable operating leases. Future minimum payments under the leases as of December 31, 2001 are approximately:

Year	Amount
2002	$ 97,000
2003	23,000
Total	$ 120,000

5) Net Capital Requirements

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital of the greater of $100,000 or 6 2/3% of aggregated indebtedness, as these terms are defined. The minimum net capital requirement at December 31, 2001 was $100,000. The ratio of aggregate indebtedness to net capital, as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2001, the Company's net capital was $223,000 and its ratio of aggregate indebtedness to net capital was 1.30 to 1.

6) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Vision Insurance Services, Inc.	Vision Asset Management, Inc.	Total
Total assets	$ 26,000	$ 46,000	$ 72,000
Total liabilities	-	-	-
Total stockholder's equity	$ 26,000	$ 46,000	$ 72,000

The Company computes its net capital on an unconsolidated basis. The stockholder's equity of the consolidated subsidiaries is excluded in computing the Company's net capital under Rule 15c3-1.

VISION INVESTMENT SERVICES, INC.
Oak Brook, Illinois

CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

This report is filed pursuant to Rule 17a-5(e) under the Securities and Exchange Act of 1934 as a Public Document